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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

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                        MER Telemangement Solutions Ltd.



6-K Items

1.   Press  Release re MTS Reports  Second  Quarter 2004 Results dated August 4,
     2004.


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                                                                          ITEM 1



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Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Reports Second Quarter 2004 Results

Wednesday August 4, 9:45 am ET

Continues Investments in Sales, Marketing and R&D

RA'ANANA, Israel, Aug. 4 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of Operations Support Systems (OSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, today reported its financial results for the second quarter of 2004.

Revenues for the second quarter were $2.0 million compared with $2.2 million for the second quarter of 2003. Revenues for the first six months of 2004 were relatively flat compared to the prior year's period at $4.4 million.

Net loss for the quarter was $0.9 million or $(0.20) per share, compared with a net loss of $10,000, or $0.00 per share, for the second quarter of 2003. Net loss for the six-month period of 2004 was $1.1 million or $(0.24) per share compared to net income of $4,000 or $0.00 per share for the same period in 2003.

Eytan Bar, MTS's President and Chief Executive Officer commented: "Although disappointing, the decrease in revenues for the quarter was a result of the continued implementation of our turnaround plan. The Company's new focus on larger and higher revenues generating enterprise and service provider solutions has extended our sales cycle. This revenue decrease and our continued investments in sales, marketing and research and development have impacted bottom line results for the quarter."

The Company's gross profit for the second quarter was $1.5 million compared to $1.8 million in the second quarter of 2003. Six-month gross profit was $3.3 million compared to $3.5 million in the prior year's period.

During the second quarter, the Company's investment in research and development totaled $0.6 million, an increase from $0.4 million for the second quarter of 2003. Research and development expenses for the first six-months of 2004 were $1.1 million compared to $0.8 million in the 2003 period.

Selling and marketing expenses for the quarter increased to $1.4 million from $1.1 million in the prior year's quarter. Six-month selling and marketing expenses were $2.5 million compared to $2.0 million for the first six months of 2003.

"We have added a total of 27 new employees across research and development, sales and professional services over the course of the quarter," noted Mr. Bar. "Our continued investments in these areas are part of our strategy to achieve a robust and comprehensive product offering, a sales force targeted to our key markets and enhanced customer service capabilities."

During the quarter, MTS announced the expansion of its product offering to include billing, rating and customer care. "Integrating these new functions into our existing solutions, created a unique full-featured, cost-effective Operations Support Systems and Billing Support Systems solution for service providers and carriers" stated Mr. Bar.

Operating loss for the quarter totaled $970,000 compared with $88,000 for the second quarter of 2003. Operating loss for the six-month period totaled $1.2 million compared to $0.3 million for the same period in 2003.

Yossi Brikman, Corporate COO & CFO, noted that the Company ended the quarter with approximately $10.0 million in cash and cash equivalents, including marketable securities.

"We continue to execute our turnaround strategy and invest in the business," concluded Mr. Bar. "We are adding to our global sales force, extending our product capabilities, building upon our professional services platform and expanding partner and reseller agreements. We remain committed to the enterprise and service provider markets and pursuing new contracts. We are optimistic as we look to the future for MTS."

The Company will conduct a teleconference to discuss the results today, Wednesday, August 4th, at 11:00 AM Eastern Time (18:00 Israel Time). To participate please dial 1-800-792-0846 from the US or Canada (toll free), 1-800-945-1221 From Israel (toll free), or +1-706-634-1485 from other locations approximately 5 minutes prior to the starting time. A replay of the call will be available from 2:00pm ET on Wednesday, August 4, 2004, until 11:00pm ET on Wednesday, August 11. To access the replay please dial 1-800-642-1687 from the US or Canada (toll free), 1-800-945-8731 from Israel (toll free), or +1-706-645-9291 from other locations.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ stock exchange (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.



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                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS
     U.S. dollars in thousands
                                                  June 30,        December 31,
                                               2004        2003       2003
                                                  Unaudited
    ASSETS

    CURRENT ASSETS:
    Cash and cash equivalents                $8,461      $8,775     $8,684
    Marketable securities                     1,498       1,532      1,644
    Trade receivables, net                    1,069       1,097      1,391
    Other accounts receivable
     and prepaid expenses                       580         528        566
    Inventories                                 193         228        193

    Total current assets                     11,801      12,160     12,478

    LONG-TERM INVESTMENTS:
    Investment in an affiliate                1,760       1,528      1,859
    Long-term loans,
     net of current maturities                   73         109         95
    Severance pay fund                          565         607        564
    Other investments                           371         376        368

    Total long-term investments               2,769       2,620      2,886

    PROPERTY AND EQUIPMENT, NET                 460         552        482

    OTHER ASSETS:
    Goodwill                                  2,025       2,025      2,025
    Other intangible assets, net                128         283        206
    Deferred income taxes                       105         173        105

    Total other assets                        2,258       2,481      2,336

    Total assets                            $17,288     $17,813    $18,182


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                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS
     U.S. dollars in thousands (except share data)

                                                  June 30,        December 31,
                                                2004      2003        2003
                                                 Unaudited
    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Current maturities of long-term loans        $4          $8         $8
    Trade payables                              311         400        393
    Accrued expenses and
     other liabilities                        1,722       1,372      1,421
    Deferred revenues                         1,218       1,173      1,219

    Total current liabilities                 3,243       2,953      3,041

    LONG-TERM LIABILITIES:
    Long-term loans,
     net of current maturities                    -           4          -
    Accrued severance pay                       647         785        677

    Total long-term liabilities                 647         789        677

    SHAREHOLDERS' EQUITY:
    Share capital -
    Ordinary shares of NIS 0.01 par
     value - Authorized:
    12,000,000 shares; Issued: 4,648,804
     and 4,631,471 shares at June 30, 2004
     and December 31, 2003, respectively;
     Outstanding: 4,641,804 and
     4,624,471 shares at June 30, 2004
    and December 31, 2003, respectively          14          14         14
    Additional paid-in capital               12,638      12,450     12,603
    Treasury shares                             (20)          -        (20)
    Accumulated other comprehensive
     income (loss)                              100         (90)        87
    Retained earnings                           654       1,697      1,780

    Total shareholders' equity               13,386      14,071     14,464

    Total liabilities and
     shareholders' equity                   $17,288     $17,813    $18,182



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                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF OPERATIONS
     U.S. dollars in thousands (except share data)

                             Six months            Three months      Year
                                ended                  ended         ended
                               June 30,               June 30,    December 31,
                            2004       2003       2004       2003       2003
                                           Unaudited
    Revenues from products
     and services          $4,351     $4,433     $1,992     $2,193     $9,230
    Cost of revenues from
     products and services  1,047        951        506        411      1,849

    Gross profit            3,304      3,482      1,486      1,782      7,381

    Operating expenses:
    Research and
     development            1,103        827        569        387      1,825
    Selling and marketing   2,522      1,979      1,397      1,061      3,916
    General and
     administrative           887        905        490        422      1,830

    Total operating
     expenses               4,512      3,711      2,456      1,870      7,571

    Operating loss         (1,208)      (229)      (970)       (88)      (190)
    Financial income
     (expenses), net           19         38         (8)        21        124
    Other income
     (expenses), net          (30)         6          2          6          6

    Loss before taxes
     on income             (1,219)      (185)      (976)       (61)       (60)
    Taxes on income             2         (2)         2         (2)       198

                           (1,221)      (183)      (978)       (59)      (258)
    Equity in earnings
     of affiliate              95        187         49         49        345

    Net income (loss)     $(1,126)        $4      $(929)      $(10)       $87

    Net earnings (loss) per share:
    Basic and diluted net
     earnings (loss)
    per Ordinary share     $(0.24)    $    -     $(0.20)    $    -      $0.02

    Weighted average
     number of Ordinary
     shares used in
     computing basic
     net earning (loss)
     per share          4,629,082  4,633,666  4,633,471  4,619,538  4,617,099

    Weighted average
     number of Ordinary
     shares used in
     computing diluted
     net earning (loss)
     per share          4,629,082  4,633,666  4,633,471  4,619,538  4,628,249







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                (Registrant)



                                            By: /s/Yossi Brikman
                                                ----------------
                                                Yossi Brikman
                                                Chief Financial Officer



Date: August 4, 2004